UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS
         FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
            THERETO FILED PURSUANT TO RULE 13d-2(a)

                 CONTEX ENTERPRISE GROUP, INC.
    --------------------------------------------------------
                        (Name of Issuer)

                   COMMON STOCK, NO PAR VALUE
   ---------------------------------------------------------
                 (Title of Class of Securities)

                             21075T
                    -----------------------
                         (CUSIP Number)

                       Michael Margolies
              Transportation Logistics Int'l, Inc.
                       136 Freeway Drive
                     East Orange, NJ 07018
                         (973) 266-7020
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       November 15, 2000
                      -------------------
    (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  21075T                                          Page 2 of 4 Pages
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1.  Name of Reporting Person

    Michael Margolies

    I.R.S. Identification Number of Above Person

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2.  Check The Appropriate Box if a Member of a Group

    (a)   [ ]
    (b)   [ ]

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3.  SEC Use Only

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4.  Source of Funds

     OO

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5.  Check Box if Disclosure of Legal Proceeding SIS Required Pursuant to
     Item 2(D) Or 2(E)  [ ]

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6.  Citizenship or Place of Organization

     U.S.A.

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                                   7.         Sole Voting Power
Number of Shares
Beneficially                                   10,453,112
Owned By Each                      -------------------------------------------
Reporting Person                   8.         Shared Voting Power
With
                                               None
                                   -------------------------------------------
                                   9.         Sole Dispositive Power

                                               10,453,112
                                   -------------------------------------------
                                  10.         Shared Dispositive Power

                                               None
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11. Aggregate Amount Beneficially Owned By Each Reporting Person

     10,453,112

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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

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13. Percent of Class Represented By Amount In Row (11)

     50.8%

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14. Type of Reporting Person

     IN

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CUSIP No.  21075T                                            Page 3 of 4 Pages
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ITEM 1.  SECURITY AND ISSUER.

     Common Stock, no par value

     Contex Enterprise Group, Inc.
     136 Freeway Drive
     East Orange, NJ 07018

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: Michael Margolies
     (b) Business address: 136 Freeway Drive
                           East Orange, NJ 07018
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of Contex Enterprise Group, Inc.
     (d) Criminal convictions during past five years: None
     (e) Civil Injunctions during past five years: None
     (f) Citizenship: U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were acquired in exchange for shares in Transportation Logistics, Int'l, Inc., a New York corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

     Prior to the share exchange, Contex Enterprise Group, Inc. was a shell corporation. The share exchange was made in order to make Transportation Logistics Int'l, Inc. a subsidiary of a company whose securities are publicly-traded. Management of Transportation Logistics Int'l, Inc. has replaced the previous management of Contex Enterprise Group, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 10 on the cover page of this filing are incorporated by reference.

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CUSIP No.  21075T                                            Page 4 of 4 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000

     /s/ Michael Margolies
     ----------------------------
     Name: Michael Margolies